SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Commission File Number 000-19517
Title of Plan
THE BON-TON STORES, INC.
RETIREMENT CONTRIBUTION PLAN
Issuer of the securities held pursuant to the Plan
THE BON-TON STORES, INC.
2801 East Market Street
York, Pennsylvania 17402
(717) 757-7660

The Bon-Ton Stores, Inc. Retirement Contribution Plan

December 31, 2007 and 2006

Page No.

Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	15

Exhibit 23.1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan
We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (“Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
June 25, 2008

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets

Employer contributions receivable	$9,153,137	$10,089,961

Investments, at fair value:
Money market fund	449,363	269,565
Common stock fund — money market	167,774	403,659
Common stock fund — common stock	2,881,187	11,524,473
Common stocks	3,263,699	11,717,941
Participant loans	7,005,338	7,190,459
Common/collective funds	99,701,391	85,783,780
Registered investment companies	116,875,831	106,378,368

	230,344,583	223,268,245

Total Assets	239,497,720	233,358,206

Liabilities

Excess contributions	48,192	—
Accrued expenses	41,292	22,000

Total Liabilities	89,484	22,000

Net Assets Available for Benefits at Fair Value	239,408,236	233,336,206

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,242,707	336,660

Net Assets Available for Benefits	$240,650,943	$233,672,866

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Contributions

Employer	$9,099,432	$10,089,961
Participant	21,188,578	15,015,602
Rollovers	4,197,717	59,664,900

Total Contributions	34,485,727	84,770,463

Investment (Loss) Income

Net (depreciation) appreciation in fair value of investments	(12,401,988)	22,310,754
Interest and dividends	9,881,797	6,862,253

Total Investment (Loss) Income	(2,520,191)	29,173,007

Benefit Payments and Withdrawals	(24,914,439)	(19,564,710)

Administrative Expenses	(73,020)	(61,673)

Net Increase	6,978,077	94,317,087

Net Assets Available for Benefits — Beginning of Year	233,672,866	139,355,779

Net Assets Available for Benefits — End of Year	$240,650,943	$233,672,866

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Plan
The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes. Participants should refer to the Plan document for more complete information.
General
The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”): The Bon-Ton Department Stores, Inc.; The Elder-Beerman Stores Corp.; Elder-Beerman Operations, LLC; Elder-Beerman West Virginia, Inc.; Carson Pirie Scott, LLC; Carson Pirie Scott II, Inc.; Herberger’s Department Stores, LLC and Bon-Ton Distribution, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective October 29, 2006, the Company purchased assets in connection with four Parisian department stores from Belk, Inc. (“Belk”). Eligible employees of these stores continued to participate in the Belk 401(k) Plan through January 31, 2007. Employees that met eligibility requirements under the Belk 401(k) Plan were eligible to begin participation in the Plan beginning February 1, 2007. At such time, employees could immediately roll over their account balances into the Plan from the Belk 401(k) Plan. Employees with a loan balance in the Belk 401(k) Plan could continue to make loan payments through regular payroll deductions provided they rolled over their entire account balance into the Plan. No assets were transferred without participant direction.
During 2007, the following additional amendments were made to the Plan:
a.	Effective January 1, 2007, changes were made to comply with the Pension Protection Act of 2006 by providing for an accelerated vesting schedule of employer retirement contributions. For Plan years beginning on or after January 1, 2007, retirement contributions made by the Company will be fully vested after three years of service.
b.	Changes were made to the Plan to provide an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases granted on or after August 1, 2007. Employees currently deferring between 1% and 5% will have their annual salary deferral increased by 1%, up to a maximum of 6%, unless they make an election to the contrary.
c.	Changes were made to the Plan to allow the Company, alone, to approve any future amendments without the express written consent of any participating employer.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Plan (continued)
Effective March 5, 2006, the Company completed its acquisition of the Northern Department Store Group (“Carson’s”) from Saks Incorporated (“Saks”). Additionally, during March 2006, the Board of Directors of the Company approved Carson’s inclusion as a participating employer in the Plan effective March 5, 2006. Employees were eligible to contribute to the Plan immediately if they were eligible to participate in the Saks 401(k) Plan. Employees could immediately roll over their account balances into the Plan from the Saks 401(k) Plan. Employees with a loan balance in the Saks 401(k) Plan could continue to make loan payments through regular payroll deductions provided they rolled over their entire account balance into the Plan.
During 2006, the following additional amendments were made to the Plan:
a.	Changes were made to comply with Internal Revenue Code (“IRC”) Sections 401(k) and 401(m) and the Regulations thereunder. Generally, the changes encompassed the following Plan provisions effective January 1, 2006:
i.	Hardship withdrawals shall be available for funeral expenses and repairs to a principal residence pursuant to damage caused by casualty.
ii.	Refunds are made to highly compensated employees when a plan fails the Average Deferral Percentage (“ADP”) and/or Average Contribution Percentage (“ACP”) tests. The amendment requires that an adjustment be made to such refunds to include income for the period between the end of the plan year and the date of distribution. The change imposes limits on Qualified Non-Elective Contributions (contributions that assist the nondiscrimination testing) that may be taken into account for purposes of the ADP/ACP test.
b.	Employees who transfer employment from Saks to the Company within one year from March 5, 2006, or receive a written offer of employment within that period, will receive service credit for their Saks employment. Further, if the transferring employees were eligible to participate in the Saks 401(k) Plan prior to their employment effective date with the Company, they are immediately eligible to participate in the Plan.
Participation
Employees who are at least eighteen years of age may participate in the Plan. Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service. Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date. The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% of his/her pre-tax compensation unless the employee makes an election to the contrary within such time period as established by the Plan Administrator.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Plan (continued)
All employees are eligible for the Plan’s matching employer contributions and discretionary retirement contributions on the first day of the month following completion of one full year of service and 1,000 service hours. If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s matching employer contributions and retirement contributions on the first day of the following Plan year (January 1) after completion of 1,000 service hours.
Service Rules
Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.
Employee Contributions
Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pre-tax contributions for highly compensated participants. For the Plan years 2007 and 2006, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $100,000. All employee contributions are subject to certain limitations dictated by the IRC.
Employer Contributions
The Plan’s retirement contributions are made subsequent to the close of the Company’s fiscal year at the Company’s discretion out of the annual current earnings of the Company. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the IRC. Retirement contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100. Participants must meet certain eligibility requirements to receive an allocation of the Plan’s retirement contributions.
Matching employer contributions are also at the discretion of the Company. Only pre-tax salary deferrals up to 6% of annual compensation are considered. During 2007 and 2006, the Company’s matching contributions were 30% of the employees’ pre-tax contributions. Participants must meet certain eligibility requirements to receive employer contributions.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of: (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets), and (c) forfeitures of terminated participants’ nonvested accounts. Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period. Fees relating to early redemption and investment advice are charged to the accounts of those participants incurring such transactions or seeking such services and are included in benefit payments and withdrawals in the statements of changes in net assets available for benefits. Other administrative expenses charged to the Plan are allocated based on participants’ account balances. Forfeitures attributable to retirement contributions are allocated on the same basis as retirement contributions, and forfeitures attributable to matching employer contributions are allocated on the same basis as matching employer contributions. Unallocated forfeitures as of December 31, 2007 and December 31, 2006 were approximately $675,000 and $368,000, respectively; these forfeitures were reallocated to eligible participants subsequent to Plan year-end. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant. If the participant fails to provide such direction, all contributions are automatically invested in the Target Date fund appropriate for the participant’s expected age of retirement (age 65).
Vesting
Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. For Plan years beginning on or after January 1, 2007, retirement contributions cliff vest, with 100% vesting after three years of service. For Plan years beginning on or before January 1, 2006, retirement contributions cliff vest, with 100% vesting after five years of service.
Participant Loans
Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear a reasonable rate of interest. Certain participant loans rolled over from the Saks and Belk 401(k) Plans have longer repayment periods as these loans were used to acquire a principal residence.
Benefit Payments
Participants may make withdrawals from their employee pre-tax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). Vested balances less than $1,000 generally are distributed to the terminated employee.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1 — Description of Plan (continued)
In the event of disability of a participant before termination of employment, a participant’s account becomes 100% vested. In the event of death of a participant before termination of employment, a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.
Note 2 — Summary of Significant Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.
Investments
Participants have the option to invest their contributions and employer contributions in various investments.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 2 — Summary of Significant Accounting Policies (continued)
Participants may also elect to invest in a self-managed account. This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-direction.
The Plan’s investments in common stock, money market and registered investment companies are stated at fair value measured by quoted market prices, participant loans are valued at their outstanding loan balances (which approximate market) and unitized and common/collective funds are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets. The fair value of the underlying assets which are deemed fully benefit-responsive investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and is included in the investment balance. Dividends are recorded on the payable date. Realized gains and losses are recorded using the average cost method.
Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
Administrative Expenses
Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. Administrative expenses are recorded when incurred. Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and record keeper as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
Payment of Benefits
Benefit payments to participants are recorded when paid.
Reclassifications
Certain 2006 amounts have been reclassified to conform to the 2007 presentation. Such reclassifications did not impact the net assets available for benefits.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 3 — Investments
Investments at fair value as of December 31 are as follows:

	2007	2006

Investments at fair value as determined by quoted market price:

Registered investment companies	$116,875,831	$106,378,368
Common stocks	3,263,699	11,717,941
Money market fund	449,363	269,565

	120,588,893	118,365,874

Investments at estimated fair value:

Common/collective funds	99,701,391	85,783,780
Common stock fund — common stock	2,881,187	11,524,473
Common stock fund — money market	167,774	403,659
Participant loans	7,005,338	7,190,459

	109,755,690	104,902,371

Total investments at fair value	$230,344,583	$223,268,245

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 3 — Investments (continued)
The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2007		2006

SSgA Stable Value Fund:
At Fair Value	$34,056,840		$35,207,534
At Contract Value	35,299,547		35,544,194

SSgA Target Maturity Fund 2020	16,089,413		12,511,760

SSgA Target Maturity Fund 2030	18,065,504		15,178,335

American Funds Balanced Fund R4	14,281,625		13,164,478

Fidelity Diversified International Fund	18,782,839		14,029,053

American Funds Growth Fund of America R4	24,460,335		22,368,422

Bon-Ton Stores, Inc. Common Stock	3,201,043	*	11,687,688

Allianz NFJ Dividend Value	22,958,290		0	**

Van Kampen Comstock A Fund	53	*	25,476,692

*	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2007. Presented for comparative purposes only.

**	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2006. Presented for comparative purposes only.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 3 — Investments (continued)
The net (depreciation) appreciation in fair value of investments consists of the following for the years ended December 31:

	2007	2006

Investments at fair value as determined by quoted market price:

Registered investment companies	$(2,811,608)	$4,557,668
Common stocks	(8,493,618)	5,259,791

	(11,305,226)	9,817,459

Investments at estimated fair value:

Common/collective funds	5,149,691	6,108,657
Common stock fund	(6,246,453)	6,384,638

	(1,096,762)	12,493,295

Net (depreciation) appreciation in fair value of investments	$(12,401,988)	$22,310,754

Note 4 — Parties-in-Interest Transactions
Certain Plan investments are shares of investment funds managed by State Street Bank & Trust Co., the trustee as defined by the Plan. The Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized company stock fund.
For the years ended December 31, 2007 and 2006, recordkeeper and investment management fees are netted against investment income.
As of December 31, 2007 and 2006, the Plan held 337,307 shares of The Bon-Ton Stores, Inc.’s common stock through the participants’ self-managed account.
As of December 31, 2007, the Plan held 491,278 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $6.21. As of December 31, 2006, the Plan held 556,836 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $21.42. Units held as of December 31, 2007 and 2006 were equivalent to 321,282 and 344,246 shares of The Bon-Ton Stores, Inc. common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 4 — Parties-in-Interest Transactions (continued)
As of December 31, 2007, The Bon-Ton Stores, Inc. common stock fund had a market value of $2,881,187 invested in the unitized company stock fund and $167,774 held in a money market fund, State Street Research Short Term Investment Fund. As of December 31, 2006, The Bon-Ton Stores, Inc. common stock fund had a market value of $11,524,473 invested in the unitized company stock fund and $403,659 held in a money market fund, State Street Research Short Term Investment Fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.
In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.
The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.
Note 5 — Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 6 — Income Tax Status
The Plan obtained its latest determination letter on June 22, 2006 that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
Note 7 — Future Accounting Changes
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for years beginning after November 15, 2007. The Company will conform to the additional disclosure requirements of SFAS No. 157 and otherwise does not expect the adoption of this statement to have a material impact on the Plan’s financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS No. 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for years beginning after November 15, 2007. The Company expects the adoption of this statement will not have a material impact on the Plan’s financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 8 — Subsequent Event
On May 2, 2008, ING Group announced it reached an agreement to acquire CitiStreet LLC (“CitiStreet”). CitiStreet, the current record keeper of the Plan, is jointly owned by Citigroup, Inc. and State Street Corporation, of which State Street Bank & Trust Co., the trustee of the Plan, is an affiliate. At this time, it is uncertain what changes, if any, will be made to the management of the Plan’s funds, including recordkeeping and custodial services and investment options. Closing of the transaction is expected to occur in the third quarter of 2008.
Note 9 — Excess Contributions
In order to satisfy the relevant non-discrimination provisions of the Plan for the year ended December 31, 2007, the Plan expects to reimburse excess contributions to its participants during 2008. Excess contributions amounting to $48,192 are recorded as a liability as of December 31, 2007 on the statements of net assets available for benefits and as a reduction of employer contributions for the year then ended on the statements of changes in net assets available for benefits.
Note 10 — Reconciliation of Financial Statements
The following is a reconciliation of common/collective funds on the financial statements to the Form 5500 as of December 31:

	2007	2006

Common/collective funds on the financial statements	$99,701,391	$85,783,780
Adjustment from fair value to contract value	1,242,707	336,660

Common/collective funds on the Form 5500	$100,944,098	$86,120,440

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor, or similar	maturity date, rate of interest,	(d) Cost		(e) Current
(a)	party	collateral, par or maturity value	($)		Value ($)
	American Strategic Inc Portfolio II	Common Stock	N/A		1,108
*	Bon-Ton Stores, Inc. Common Stock	Common Stock	N/A		3,201,043
	DWS RReef Real Estate Fd I Inc Com	Common Stock	N/A		1,325
	DWS RReef Real Estate Fd Inc	Common Stock	N/A		1,800
	Enhanced S&P 500 Covered Call Fd Inc Com	Common Stock	N/A		3,652
	Harvest Energy Tr Units Isin #Ca41752X1015 Sed	Common Stock	N/A		6,865
	ING Clarion Global Real Estate Income Fd	Common Stock	N/A		2,984
	Knightsbridge Tank Com Usd0.01 Isin #Bmg5299c	Common Stock	N/A		2,817
	Liberty All Star Equity Fd Sbi	Common Stock	N/A		1,288
	Lundin Mng Corp Isin 4Ca5503721063 Sedol #28668	Common Stock	N/A		9,590
	Mv Oil Tr Units	Common Stock	N/A		5,065
	Nuveen Multi Strategy Income and Growth Fl	Common Stock	N/A		23,618
	Prospect Str High Income Portfolio Inc New	Common Stock	N/A		52
	Provident Energy Tr Isin #Ca74386K1049 Sedol #	Common Stock	N/A		143
	Ship Finance International Limited Isin #Bmg81	Common Stock	N/A		518
	UQM Technologies Inc	Common Stock	N/A		1,831
*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund — Common Stock	N/A		2,881,187
*	Bon-Ton Stores, Inc. Common Stock Fund — State Street Research Short Term Investment Fund	Common Stock Fund — Money Market	N/A		167,774
*	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A		10,752,531
*	SSgA Stable Value Fund — Contract Value	Common/Collective Fund	N/A	**	35,299,547
*	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A		11,843,996
*	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A		16,089,413
*	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A		18,065,504
*	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A		7,851,306
*	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A		1,041,801
*	Participant Loans	Interest Rates Ranging from 5.00% to 10.50%	0		7,005,338
*	SSgA Money Market Fund	Money Market	N/A		449,363
	Agree Rlty Corp	Registered Investment Company	N/A		31,025
	Allianz NFJ Dividend Value	Registered Investment Company	N/A		22,958,290
	American Advantage Small Cap Value Fund	Registered Investment Company	N/A		2,551,397
	American Europacific Growth Class F	Registered Investment Company	N/A		162,238
	American Fundamental Investors Cl F	Registered Investment Company	N/A		158,831
	American Funds Balanced Fund R4	Registered Investment Company	N/A		14,281,625
	American Funds Growth Fund of America R4	Registered Investment Company	N/A		24,460,335
	American Growth Fund of America Class F	Registered Investment Company	N/A		146,375
	American High-Income Class F	Registered Investment Company	N/A		112,996
	Baron Growth Fund	Registered Investment Company	N/A		7,834,625
	BP Prudhoe Bay Rty Tr Unit Ben Int	Registered Investment Company	N/A		8,262
	Cohen & Steers Realty Shares	Registered Investment Company	N/A		43,567

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor, or similar	maturity date, rate of interest,	(d) Cost	(e) Current
(a)	party	collateral, par or maturity value	($)	Value ($)
	Columbia Acorn International Cl Z	Registered Investment Company	N/A	100,077
	Delafield Fund Inc	Registered Investment Company	N/A	107,041
	Dodge & Cox Internatl Stock Fund	Registered Investment Company	N/A	11,270
	Dominion Res Black Warrior Tr Unit Ben It	Registered Investment Company	N/A	3,376
	Fairholme Fund	Registered Investment Company	N/A	3,608
	Fidelity Diversified International Fund	Registered Investment Company	N/A	18,782,839
	Fidelity Floating Rate High Income	Registered Investment Company	N/A	154,740
	Fidelity Leveraged Company Stock	Registered Investment Company	N/A	94,479
	Fidelity Select Health Care	Registered Investment Company	N/A	4,917
	Hotchkis and Wiley Mid Cap Value A Fund	Registered Investment Company	N/A	5,492,589
	Icon Energy	Registered Investment Company	N/A	13,126
	Ishares Tr 7 — 10 Yr Treas Index Fd	Registered Investment Company	N/A	153,539
	Ishares Tr Russell 1000 Value Index Fd	Registered Investment Company	N/A	147,808
	Janus Adviser Forty Cl S	Registered Investment Company	N/A	59,819
	Janus Core Fundamental Equity	Registered Investment Company	N/A	5,975
	Laudus Rosenberg Intl Small Cap Inv	Registered Investment Company	N/A	115,359
	Lazard Emerging Mkts Open Class	Registered Investment Company	N/A	36,711
	Muhlenkamp Fund	Registered Investment Company	N/A	4,764
	Munder Mid Cap	Registered Investment Company	N/A	8,772,522
	Oppenheimer Dev Markets Cl N	Registered Investment Company	N/A	72,019
	Oppenheimer Intl Small Company Cl A	Registered Investment Company	N/A	47,521
	PIMCO Emerging Markets Bond Instl	Registered Investment Company	N/A	96,475
	PIMCO Total Return Admin Fund	Registered Investment Company	N/A	9,138,438
	Royce Value Plus Service Class	Registered Investment Company	N/A	53,982
	Russell Select Value Class S	Registered Investment Company	N/A	103,858
	Rydex Sector Rotation Class H	Registered Investment Company	N/A	45,671
	San Juan Basin Rty Tr Unit Ben Int	Registered Investment Company	N/A	243
	Selected American Shares Cl S	Registered Investment Company	N/A	1,175
	T Rowe Price Cap Appreciation	Registered Investment Company	N/A	5,798
	T Rowe Price Growth Stock	Registered Investment Company	N/A	5,954
	Thomas White International	Registered Investment Company	N/A	29,520
	Van Kampen Comstock A Fund	Registered Investment Company	N/A	53
	Vanguard 500 Index Fd Investor Shs	Registered Investment Company	N/A	5,860
	Vanguard Intermediate Trm Bd Indx Signal	Registered Investment Company	N/A	378,705
	Vanguard Star	Registered Investment Company	N/A	3,460
	Vanguard Total Stock Mrkt Signal Cl Shs	Registered Investment Company	N/A	70,754
	Williams Coal Seam Gas Rty Tr Unit	Registered Investment Company	N/A	2,220

		Total Investments		231,587,290

*	Represents a party-in-interest investment.

**	SSgA Stable Value Fund fair value is $34,056,840.

N/A	Historical cost has not been presented, as all investments are participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

By:	/s/ Dennis R. Clouser
Dennis R. Clouser
Executive Vice President - Human Resources
Date: June 25, 2008

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Beard Miller Company LLP